FORM 4                                                    OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:      3235-0287
                                                     Expires:    April 30, 1997
                                                     Estimated average burden
                                                     hours per response.....0.5

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[_] Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. See Instruction 1(b).

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
   Stichting Pensioenfonds ABP,
   (successor in interest to Algemeen
   Burgerlijk Pensioenfonds)
   P.O. Box 2889
   6401 DJ Heerlen, The Netherlands

2. Issuer Name and Ticker or Trading Symbol
   New Plan Realty Trust NPR

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
   12/96

5. If Amendment, Date of Original (Month/Year)
   1/91

6. Relationship of Reporting Person to Issuer
   (Check all applicable)
   ___ Director                          _X_ 10% Owner
   ___ Officer (give title below)        ___ Other (specify below)
   ______________________________

                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security      2. Transaction  3. Transaction   4. Securities Acquired      5. Amount of    6. Ownership  7. Nature of
   (Instr. 3)                Date            Code             (A) or Disposed of (D)      Securities      Form:         Indirect
                             (Month/         (Instr. 8)       (Instr. 3, 4 and 5)         Beneficially    Direct        Beneficial
                              Day/                                                        Owned at        (D) or        Ownership
                              Year)                                                       End of Month    Indirect      (Instr. 4)
                                                                        (A)               (Instr. 3       (I)
                                                                         or               and 4)          (Instr. 4)
                                          Code     V       Amount       (D)    Price
------------------------------------------------------------------------------------------------------------------------------------
Shares of Beneficial
  Interest, No Par Value  12/17/96                         20,000       D      23.5000
------------------------------------------------------------------------------------------------------------------------------------
Shares of Beneficial
  Interest, No Par Value  12/18/96                         16,000       D      23.7500
------------------------------------------------------------------------------------------------------------------------------------
Shares of Beneficial
  Interest, No Par Value  12/19/96                         30,000       D      23.7750
------------------------------------------------------------------------------------------------------------------------------------
Shares of Beneficial
  Interest, No Par Value  12/20/96                         20,000       D      23.8750
------------------------------------------------------------------------------------------------------------------------------------
Shares of Beneficial                                                                                                    Direct
  Interest, No Par Value  12/23/96                         25,000       D      23.9250   4,889,000        D             Ownership by
                                                                                                                        reporting
                                                                                                                        person
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

    Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of            2. Conver-    3. Trans-  4. Trans-    5. Number of    6. Date Exercisable 7. Title and Amount    8. Price of
   Derivative Security    sion or       action     action       Derivative      and Expiration      of Underlying          Deriva-
   (Instr. 3)             Exercise      Date       Code         Securities      Date (Month/        Securities             tive
                          Price of      (Month/    (Instr.8)    Acquired (A)    Day/Year)           (Instr. 3 and 4)       Security
                          Derivative     Day/                   or Disposed                                                (Instr.5)
                          Security       Year)                  of (D)
                                                                (Instr. 3,
                                                                4 and 5)        Date     Expir-              Amount or
                                                                                Exer-    ration              Number of
                                                 Code    V    (A)  (D)          cisable  Date      Title     Shares
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

     Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)
                                   (Continued)

9. Number of Derivative    10. Ownership Form of Derivative  11. Nature of Indirect Beneficial
   Securities Beneficially     Security: Direct (D) or           Ownership (Instr. 4)
   Owned at End of Month       Indirect (I) (Instr. 4)
   (Instr. 4)


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  Stichting Pensioenfonds ABP                                1/10/97
-------------------------------                   ------------------------------
**Signature of Reporting Person                               Date